Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225060

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

1.       The Underwriting section commencing on page 111 of the final prospectus (the “Prospectus”) dated August 15, 2018 included in this registration statement, is hereby amended to add the following:

Officers, directors, employees and other affiliates of the Company may purchase ordinary shares in this offering. The minimum offering amount of $8,000,000 of ordinary shares may otherwise not be satisfied without such purchases.

2.       The risk factor entitled “There is no firm commitment for this offering” on page 37 of the Prospectus is hereby amended to add the fourth and fifth sentences below:

There is no firm commitment for this offering.

This offering is being made on a “best efforts” rather than a firm commitment basis. No commitment exists by the Underwriter or anyone else to purchase all or any part of the ordinary shares being offered pursuant to this prospectus. There can be no assurances that any ordinary shares offered hereby will be sold. Officers, directors, employees and other affiliates of the Company may purchase ordinary shares in this offering. The minimum offering amount of $8,000,000 of ordinary shares may otherwise not be satisfied without such purchases. In addition, there is an increased risk to investors who participate in the offering if less than the maximum offering is raised, since the remainder of the funds may not be forthcoming and our inability to raise the maximum offering may jeopardize our ability to execute our business plan.

Dated: August 28, 2018